Stellar Biotechnologies Launches New Corporate Website

The New Website Showcases Stellar’s Core KLH Products, Breakthroughs in Aquaculture Science, and Strategic Expansion of its Immunotherapy Program in a User-friendly Platform

PORT HUENEME, CA, (May 2, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH) announced today the launch of its new corporate website at www.stellarbiotech.com.

Stellar’s new website features expanded content in a new format designed to provide customers and investors with the most comprehensive and current information about the Company and its world-leading technology in Keyhole Limpet Hemocyanin (KLH).

The website details Stellar’s KLH products, breakthroughs in aquaculture science and strategic expansion of its own immunotherapy program targeting Clostridium difficile (“C. diff”) infection.

It also includes a significantly enhanced Investor Relations section intended to streamline access to relevant corporate materials and broaden online exposure for the Company.  The Investor Relations pages include up-to-the-minute data, news, corporate presentations, and direct access to historical financial filings.

Mark A. McPartland, Vice President of Corporate Development and Communications of Stellar Biotechnologies, said, “A primary objective for Stellar is presenting key information to stakeholders who are interested in the Company with the most timely and well-organized material.  We believe our new website achieves this goal by accurately presenting Stellar’s industry-leading KLH technology, products, scientific breakthroughs, expansion of our own immunotherapy program and environmentally sustainable advantage in a user-friendly platform.”

Mr. McPartland continued, “A main focal point of the new website is to maximize Stellar’s level of corporate transparency for the benefit of investors and we are confident that it succeeds in furthering this transparency. Additionally, the new website allows us to archive an extensive range of corporate materials and information that can be easily accessed by users at their convenience on any Internet-enabled device.”

To join the Company’s email alert list for timely updates of Stellar’s news and events, sign up at: http://ir.stellarbiotechnologies.com/email-alerts

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-Venture: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.